Room 4561
Via fax – 972-8-9382730

December 23, 2008

Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.
Rabin Science Park
Nes Ziona 74140 Israel

> **Re:** **Sapiens International Corporation N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 25, 2008**
> **File no. 0-20181**

Dear Mr. Giladi:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief